China Kangtai Cactus Bio-Tech Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic of China 150025

March 14, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cactus Bio-tech, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011 and Amended April 15, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-33097

Dear Mr. Rosenberg:

On February 29, 2012, China Kangtai Cactus Bio-tech, Inc. (the “Company”) received a letter from the Staff of the Securities and Exchange Commission (the "Commission") dated February 29, 2012 (the “Letter”).

The Company is currently in the process of preparing its financial statements and footnotes thereto for the year ended December 31, 2011 to be included in its Annual Report on Form 10-K due to be filed by March 30, 2012. In connection therewith, the Company is considering the implementation of certain measures to address the issues raised in the Letter as they relate to the year ended December 31, 2010 and the quarters ended March 31, June 30 and September 30, 2011 as it finalizes its response to the Letter. Accordingly, the Company hereby requests an extension of the due date of the Company’s response to the Letter to March 30, 2012.

Comments or questions regarding this letter may be directed to the undersigned or James Shafer of The Crone Law Group, at (415) 955-8900.

Sincerely,

/s/ Hong Bu
Hong Bu
Chief Financial Officer

cc: James Shafer
      The Crone Law Group